

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2025

Kristin Yarema
Chief Executive Officer
ImageneBio, Inc.
12526 High Bluff Drive, Suite 345
San Diego, CA 92130

>   **Re: ImageneBio, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 8, 2025**
>   **File No. 333-290108**

Dear Kristin Yarema:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Asa Henin, Esq.